UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Agenda and resolutions from the ABB Ltd Annual General Meeting of Shareholders held on April 13, 2017.

2.              Press release issued by ABB Ltd dated April 13, 2017, titled “ABB shareholders approve all proposals at Annual General Meeting”.

2

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ABB Ltd

Traktanden und Beschlüsse

AGENDA AND RESOLUTIONS

der Generalversammlung der Aktionärinnen und Aktionäre

from the Annual General Meeting of Shareholders

vom 13. April 2017, 10:00 Uhr

held on April 13, 2017, 10:00 a.m.

in der Messe Zürich Halle, Zürich Oerlikon, Schweiz

in the Messe Zurich hall, Zurich Oerlikon, Switzerland

___________________________________________________________________________

1.    Genehmigung des Lageberichts, der Konzernrechnung und der Jahresrechnung 2016

1.    Approval of the management report, the consolidated financial statements, and the annual financial statements for 2016

Die Generalversammlung genehmigt den Lagebericht, die Konzernrechnung und die
Jahresrechnung 2016 mit folgendem Ergebnis:

The Annual General Meeting approves the management report, the consolidated financial statements, and the annual financial statements for 2016 with the following result:

Vertretene Stimmen: Votes represented:	1‘283‘754‘800
Absolutes Mehr: Absolute majority:	641‘877‘401
99.41%	Ja / Yes	1‘276‘103‘447	Stimmen / votes
0.15%	Nein / No	1‘981‘839	Stimmen / votes
0.44%	Enthaltung / Abstention	5‘669‘514	Stimmen / votes

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2.    Konsultativabstimmung über den Vergütungsbericht 2016

2.    Consultative vote on the 2016 Compensation Report

Die Generalversammlung stimmt dem Vergütungsbericht 2016 (der im Geschäftsbericht enthalten ist) mit folgendem Ergebnis zu (unverbindliche Konsultativabstimmung):

The Annual General Meeting accepts the 2016 Compensation Report (which can be found in the Annual Report) with the following result (non-binding consultative vote):

Vertretene Stimmen: Votes represented:	1‘283‘409‘963
Absolutes Mehr: Absolute majority:	641‘704‘982
58.82%	Ja / Yes	754‘897‘666	Stimmen / votes
40.88%	Nein / No	524‘698‘220	Stimmen / votes
0.30%	Enthaltung / Abstention	3‘814‘077	Stimmen / votes

3.    Entlastung des Verwaltungsrates und der mit der Geschäftsführung betrauten Personen

3.    Discharge of the Board of Directors and the persons entrusted with management

Die Generalversammlung erteilt den Mitgliedern des Verwaltungsrates und den mit der
Geschäftsführung betrauten Personen für das Geschäftsjahr 2016 Entlastung mit folgendem Ergebnis:

The Annual General Meeting grants discharge for the financial year 2016 to the members of the Board of Directors and the persons entrusted with management with the following result:

Vertretene Stimmen: Votes represented:	1‘281‘286‘072
Absolutes Mehr: Absolute majority:	640‘643‘037
57.34%	Ja / Yes	734‘686‘250	Stimmen / votes
42.14%	Nein / No	539‘880‘022	Stimmen / votes
0.52%	Enthaltung / Abstention	6‘719‘800	Stimmen / votes

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4.    Verwendung des Bilanzgewinns

4.    Appropriation of earnings

Die Generalversammlung stimmt dem Antrag des Verwaltungsrates zu, aus dem zur Verfügung stehenden Bilanzgewinn von CHF 9‘252‘683‘826 eine Dividende von CHF 0.76 brutto je Namenaktie auszuschütten (maximal CHF 1‘683‘204‘880.64) und den verbleibenden Betrag des Bilanzgewinns auf neue Rechnung vorzutragen.

The Annual General Meeting approves the proposal of the Board of Directors to distribute a dividend out of the earnings available (CHF 9,252,683,826) in the amount of CHF 0.76 gross per registered share (maximum total amount CHF 1,683,204,880.64) and to carry forward the remaining amount of the available earnings to the new account.

Vertretene Stimmen: Votes represented:	1‘283‘414‘890
Absolutes Mehr: Absolute majority:	641‘707‘446
99.75%	Ja / Yes	1‘280‘134‘088	Stimmen / votes
0.14%	Nein / No	1‘828‘598	Stimmen / votes
0.11%	Enthaltung / Abstention	1‘452‘204	Stimmen / votes

5.    Kapitalherabsetzung durch Vernichtung von Aktien, welche im Rahmen des Aktienrückkaufprogramms zurückgekauft wurden

5.    Capital reduction through cancellation of shares repurchased under the share buyback program

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates:

The Annual General Meeting approves the proposal of the Board of Directors:

a)  die Herabsetzung des Aktienkapitals von CHF 265‘769‘191.68 um CHF 5’591’400.00 auf CHF 260‘177‘791.68 durch Vernichtung von 46‘595’000 Namenaktien im Nennwert von je CHF 0.12, welche im Rahmen des im September 2014 angekündigten Aktienrückkaufprogramms zurückgekauft wurden;

a)  to reduce the share capital of CHF 265,769,191.68 by CHF 5,591,400.00 to CHF 260,177,791.68 by way of cancellation of 46,595,000 shares with a nominal value of CHF 0.12 each which were bought back by the Company under the share buyback program announced in September 2014;

b)  als Ergebnis des Prüfungsberichts festzustellen, dass die Forderungen der Gläubiger trotz Herabsetzung des Aktienkapitals voll gedeckt sind;

b)  to confirm as a result of the report of the auditors that the claims of the creditors are fully covered notwithstanding the capital reduction;

c)  die Änderung von Artikel 4 Abs. 1 der Statuten auf den Zeitpunkt der Eintragung der Kapitalherabsetzung in das Handelsregister auf folgenden Wortlaut (die vorgeschlagenen Änderungen sind unterstrichen):

c)  to amend article 4 para.1 of the Articles of Incorporation according to the following wording as per the date of the entry of the capital reduction in the commercial register (the proposed amendments are underlined):

ABB Ltd, Annual General Meeting 2017/Short Minutes

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Artikel 4 Abs. 1 Das Aktienkapital der Gesellschaft beträgt CHF 260‘177‘791.68, eingeteilt in 2‘168‘148‘264 voll liberierte Namenaktien. Jede Aktie hat einen Nennwert von CHF 0.12.	Article 4 para. 1 The share capital of the Company is CHF 260,177,791.68 and is divided into 2,168,148,264 fully paid registered shares. Each share has a par value of CHF 0.12.

Vertretene Stimmen: Votes represented:	1‘283‘411‘243
Absolutes Mehr: Absolute majority:	641‘705‘622
99.82%	Ja / Yes	1‘281‘056‘282	Stimmen / votes
0.06%	Nein / No	861‘952	Stimmen / votes
0.12%	Enthaltung / Abstention	1‘493‘009	Stimmen / votes

6.    Erneuerung des genehmigten Aktienkapitals

6.    Renewal of authorized share capital

Die Generalversammlung genehmigt den Antrag des Verwaltungsrates,

The Annual General Meeting approves the proposal of the Board of Directors das genehmigte Aktienkapital der ABB Ltd im Betrag von höchstens CHF 24’000’000 zu erneuern, wodurch die Ausgabe von höchstens 200‘000‘000 Aktien im Nennwert von je CHF 0.12 bis spätestens 13. April 2019 ermöglicht wird, durch Änderung der Statuten durch einen neuen Artikel 4ter Abs. 1 mit folgendem Wortlaut (die vorgeschlagenen Änderungen sind unterstrichen):

to renew ABB Ltd’s authorized share capital in an amount not to exceed CHF 24,000,000, enabling the issuance of up to 200,000,000 registered shares with a nominal value of CHF 0.12 each by no later than April 13, 2019, by amending article 4ter para. 1 of the Articles of Incorporation as follows (the proposed amendments are underlined):

Artikel 4ter Abs. 1

Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 13. April 2019 das Aktienkapital im Maximalbetrag von CHF 24‘000‘000 durch Ausgabe von höchstens 200‘000‘000 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.12 zu erhöhen. Erhöhungen in Teilbeträgen sind gestattet.

Article 4ter para. 1

The Board of Directors shall be authorized to increase the share capital in an amount not to exceed CHF 24,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 0.12 per share by not later than April 13, 2019. Increases in partial amounts shall be permitted.

Vertretene Stimmen: Votes represented:	1‘283‘387‘007
2/3-Mehr: 2/3 majority:	855‘591‘338
98.96%	Ja / Yes	1‘270‘078‘833	Stimmen / votes
0.93%	Nein / No	11‘899‘216	Stimmen / votes
0.11%	Enthaltung / Abstention	1‘408‘958	Stimmen / votes

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7.1. Bindende Abstimmung über den maximalen Gesamtbetrag der Vergütung des Verwaltungsrates für die kommende Amtsdauer, d. h. von der Generalversammlung 2017 bis zur Generalversammlung 2018

7.1. Binding vote on the maximum aggregate amount of compensation of the Board of Directors for the next term of office, i. e. from the 2017 Annual General Meeting to the 2018 Annual General Meeting

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves in accordance with the proposal of the Board of Directors den maximalen Gesamtbetrag der Vergütung des Verwaltungsrates für die Zeitspanne von der Generalversammlung 2017 bis zur Generalversammlung 2018 im Betrag von CHF 4‘400‘000.

the maximum aggregate amount of compensation of the Board of Directors covering the period from the 2017 Annual General Meeting to the 2018 Annual General Meeting in the amount of CHF 4,400,000.

Vertretene Stimmen: Votes represented:	1‘283‘279‘378
Absolutes Mehr: Absolute majority:	641‘639‘690
97.76%	Ja / Yes	1‘254‘580‘471	Stimmen / votes
1.89%	Nein / No	24‘225‘605	Stimmen / votes
0.35%	Enthaltung / Abstention	4‘473‘302	Stimmen / votes

7.2. Bindende Abstimmung über den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das folgende Geschäftsjahr, d. h. 2018

7.2. Binding vote on the maximum aggregate amount of compensation of the Executive Committee for the following financial year, i. e. 2018

Die Generalversammlung genehmigt gemäss dem Antrag des Verwaltungsrates

The Annual General Meeting approves in accordance with the proposal of the Board of Directors den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das Geschäftsjahr 2018 im Betrag von CHF 52‘000‘000.

the maximum aggregate amount of compensation of the Executive Committee for the financial year 2018 in the amount of CHF 52,000,000.

Vertretene Stimmen: Votes represented:	1‘283‘274‘105
Absolutes Mehr: Absolute majority:	641‘637‘053
62.02%	Ja / Yes	795‘853‘178	Stimmen / votes
37.74%	Nein / No	484‘280‘273	Stimmen / votes
0.24%	Enthaltung / Abstention	3‘140‘654	Stimmen / votes

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8.    Wahlen in den Verwaltungsrat und Wahl des Präsidenten des Verwaltungsrates

8.    Elections to the Board of Directors and election of the Chairman of the Board of Directors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates folgende Mitglieder in den Verwaltungsrat für eine Amtsdauer von einem Jahr, d. h. bis zum Abschluss der Generalversammlung 2018:

The Annual General Meeting elects, as proposed by the Board of Directors, the following persons to the Board of Directors for a period of one year, i. e. until completion of the 2018 Annual General Meeting:

•         Matti Alahuhta, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1‘283‘208‘644
Absolutes Mehr: Absolute majority:	641‘604‘323
98.69%	Ja / Yes	1‘266‘287‘543	Stimmen / votes
1.08%	Nein / No	13‘908‘611	Stimmen / votes
0.23%	Enthaltung / Abstention	3‘012‘490	Stimmen / votes

•         David Constable, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1‘283‘200‘846
Absolutes Mehr: Absolute majority:	641‘600‘424
99.46%	Ja / Yes	1‘276‘321‘104	Stimmen / votes
0.42%	Nein / No	5‘368‘438	Stimmen / votes
0.12%	Enthaltung / Abstention	1‘511‘304	Stimmen / votes

•         Frederico Fleury Curado, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1‘283‘119‘462
Absolutes Mehr: Absolute majority:	641‘559‘732
96.76%	Ja / Yes	1‘241‘515‘520	Stimmen / votes
3.08%	Nein / No	39‘513‘179	Stimmen / votes
0.16%	Enthaltung / Abstention	2‘090‘763	Stimmen / votes

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•         Lars Förberg, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1‘283‘174‘700
Absolutes Mehr: Absolute majority:	641‘587‘351
99.21%	Ja / Yes	1’273’013’936	Stimmen / votes
0.61%	Nein / No	7’797’901	Stimmen / votes
0.18%	Enthaltung / Abstention	2’362’863	Stimmen / votes

•         Louis R. Hughes, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1‘283‘147‘576
Absolutes Mehr: Absolute majority:	641‘573‘789
87.31%	Ja / Yes	1‘120‘300‘170	Stimmen / votes
12.53%	Nein / No	160‘805‘892	Stimmen / votes
0.16%	Enthaltung / Abstention	2‘041‘514	Stimmen / votes

•         David Meline, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1‘283‘148‘253
Absolutes Mehr: Absolute majority:	641‘574‘127
99.71%	Ja / Yes	1’279’420’626	Stimmen / votes
0.13%	Nein / No	1’643’165	Stimmen / votes
0.16%	Enthaltung / Abstention	2’084’462	Stimmen / votes

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•         Satish Pai, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1‘283‘139‘670
Absolutes Mehr: Absolute majority:	641‘569‘836
99.57%	Ja / Yes	1‘277‘629‘572	Stimmen / votes
0.26%	Nein / No	3‘382‘137	Stimmen / votes
0.17%	Enthaltung / Abstention	2‘127‘961	Stimmen / votes

•         Jacob Wallenberg, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1‘283‘172‘195
Absolutes Mehr: Absolute majority:	641‘586‘098
97.56%	Ja / Yes	1‘251‘751‘556	Stimmen / votes
2.23%	Nein / No	28‘673‘502	Stimmen / votes
0.21%	Enthaltung / Abstention	2‘747‘137	Stimmen / votes

•         Ying Yeh, als Mitglied / as Director

Vertretene Stimmen: Votes represented:	1‘283‘120‘921
Absolutes Mehr: Absolute majority:	641‘560‘461
99.62%	Ja / Yes	1‘278‘277‘027	Stimmen / votes
0.24%	Nein / No	3‘046‘847	Stimmen / votes
0.14%	Enthaltung / Abstention	1‘797‘047	Stimmen / votes

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•         Peter Voser, als Mitglied und Präsident / as Director and Chairman

Vertretene Stimmen: Votes represented:	1‘283‘187‘077
Absolutes Mehr: Absolute majority:	641‘593‘539
98.97%	Ja / Yes	1’269’928’241	Stimmen / votes
0.92%	Nein / No	11’864’342	Stimmen / votes
0.11%	Enthaltung / Abstention	1’394’494	Stimmen / votes

9.    Wahlen in den Vergütungsausschuss

9.    Elections to the Compensation Committee

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates folgende Mitglieder des Verwaltungsrates in den Vergütungsausschuss für eine Amtsdauer von einem Jahr, d. h. bis zum Abschluss der Generalversammlung 2018:

The Annual General Meeting elects, as proposed by the Board of Directors, the following members of the Board of Directors to the Compensation Committee for a period of one year, i. e. until completion of the 2018 Annual General Meeting:

•         David Constable

Vertretene Stimmen: Votes represented:	1‘283‘133‘109
Absolutes Mehr: Absolute majority:	641‘566‘555
94.55%	Ja / Yes	1‘213‘239‘283	Stimmen / votes
5.28%	Nein / No	67‘751‘979	Stimmen / votes
0.17%	Enthaltung / Abstention	2‘141‘847	Stimmen / votes

•         Frederico Fleury Curado

Vertretene Stimmen: Votes represented:	1‘283‘121‘423
Absolutes Mehr: Absolute majority:	641‘560‘712
91.60%	Ja / Yes	1‘175‘285‘651	Stimmen / votes
8.19%	Nein / No	105‘132‘810	Stimmen / votes
0.21%	Enthaltung / Abstention	2‘702‘962	Stimmen / votes

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•         Ying Yeh

Vertretene Stimmen: Votes represented:	1‘283‘107‘164
Absolutes Mehr: Absolute majority:	641‘553‘583
94.52%	Ja / Yes	1‘212‘746‘483	Stimmen / votes
5.31%	Nein / No	68‘118‘715	Stimmen / votes
0.17%	Enthaltung / Abstention	2‘241‘966	Stimmen / votes

10.  Wahl des unabhängigen Stimmrechtsvertreters

10.  Election of the independent proxy

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates für eine Amtsdauer von einem Jahr, d. h. bis zum Abschluss der ordentlichen Generalversammlung 2018:

The Annual General Meeting elects, as proposed by the Board of Directors, for a period of one year, i. e. until completion of the 2018 Annual General Meeting:

•         Dr. Hans Zehnder, Bahnhofplatz 1, 5401 Baden, Switzerland,

als unabhängigen Stimmrechtsvertreter.

as independent proxy.

Vertretene Stimmen: Votes represented:	1‘283‘139‘216
Absolutes Mehr: Absolute majority:	641‘569‘609
99.91%	Ja / Yes	1‘281‘963‘527	Stimmen / votes
0.02%	Nein / No	266‘128	Stimmen / votes
0.07%	Enthaltung / Abstention	909‘561	Stimmen / votes

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11.  Wahl der Revisionsstelle

11.  Election of the auditors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrates die Ernst & Young AG als Revisionsstelle für das Geschäftsjahr 2017.

The Annual General Meeting elects, as proposed by the Board of Directors, Ernst & Young AG as the auditors for financial year 2017.

Vertretene Stimmen: Votes represented:	1‘283‘144‘789
Absolutes Mehr: Absolute majority:	641‘572‘395
98.98%	Ja / Yes	1‘270‘088‘161	Stimmen / votes
0.90%	Nein / No	11‘527‘203	Stimmen / votes
0.12%	Enthaltung / Abstention	1‘529‘425	Stimmen / votes

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Zürich, 13. April 2017

Für das Protokoll:

For the minutes:

Peter Voser                                                                        Diane de Saint Victor

Verwaltungsratspräsident                                                   Leiterin Konzern-Rechtsabteilung und

Chairman of the Board of Directors                                  Sekretärin des Verwaltungsrates

General Counsel and Secretary to the Board of Directors

ABB Ltd, Annual General Meeting 2017/Short Minutes

—

ZURICH, SWITZERLAND, APRIL 13, 2017

ABB shareholders approve all proposals at Annual General Meeting

•         Election of Board members and Chairman who stood for re-election

•         Lars Förberg elected as new member of the Board

•         David Constable, Frederico Fleury Curado and Ying Yeh elected to the Compensation Committee

•         Eighth consecutive dividend increase approved

•         Board and EC compensation approved

•         Board and management were granted discharge for financial year 2016

Peter Voser, Jacob Wallenberg, Matti Alahuhta, David Constable, Louis R. Hughes, Federico Fleury Curado, David Meline, Satish Pai and Ying Yeh were re-elected for another term. The shareholders elected Lars Förberg to join the Board. The shareholders also elected the proposed Compensation Committee members.

The shareholders supported an eighth consecutive dividend increase to CHF 0.76 per share, up from CHF 0.74 last year. The payout in Switzerland is expected for April 21, 2017. The shareholders also approved the management report, the consolidated financial statements and the annual financial statements for 2016.

Furthermore, shareholders approved in a binding vote the maximum aggregate compensation of the Board of Directors for the 2017–2018 term of office and of the Executive Committee for the 2018 financial year. In addition, the shareholders approved the compensation report for 2016 in a non-binding vote. The Board and the persons entrusted with management were granted discharge for financial year 2016.

Shareholders also approved a capital reduction through the cancellation of 46,595,000 shares repurchased under the share buyback program announced in September 2014 and the renewal of authorized share capital.

A total of 903 shareholders attended the Annual General Meeting, representing 78.7 percent of the total votable share capital.

The final results of the Annual General Meeting will be published on www.abb.com later today.

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. Continuing more than a 125-year history of innovation, ABB today is writing the future of industrial digitalization and driving the Energy and Fourth Industrial Revolutions. ABB operates in more than 100 countries with about 132,000 employees. www.abb.com

For more information, please contact:
Media Relations Tel: +41 43 317 65 68 media.relations@ch.abb.com	Investor Relations Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 14, 2017.	By:	/s/ Alanna Abrahamson - Haka
		Name:	Alanna Abrahamson - Haka
		Title:	Group Senior Vice President and Head of Investor Relations

Date: April 14, 2017.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance